EXHIBIT 99.2
                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

HQ/CS/CL.24B/8802
8 February 2002

Sir,
    Sub : Signing of Licence Agreement for National Long Distance Services (NLD)
                                       -------------

Through this  communique it is hereby informed that Videsh Sanchar Nigam Limited
(VSNL) signed the Licence Agreement today with the Deptt. of  Telecommunications
(DoT) for commencing the National Long Distance (N L D) services in the country.

As part of the commitment from the Government towards the compensation package for early withdrawal of VSNL's monopoly in International Long Distance, the Government would payback to VSNL a sum equivalent to Entry Fee (Rs.100 Crore) and its annual revenue share as licence fee, net of taxes, for a period of 5 years.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED

/s/ R.N. Aditya
R.N. Aditya
Assistant Company Secretary

1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646

9. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199

11.  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman, DGM(Internet), for hosting on website.









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